UNITED STATES SECURITIES
                            AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*

                           Scottish Re Group Limited
-------------------------------------------------------------------------------
                               (Name of Issuer)

                 Ordinary Shares, par value US$ .01 per share
-------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   G7885T104
-------------------------------------------------------------------------------
                                (CUSIP Number)

                              William L. Spiegel
                      Cypress Associates II (Cayman) L.P.
                         c/o The Cypress Group L.L.C.
                         65 East 55th St., 28th Floor
                           New York, New York 10022
                                (212) 705-0150

                                with copies to:

                              Lee Meyerson, Esq.
                        Simpson Thacher & Bartlett LLP
                             425 Lexington Avenue
                           New York, New York 10017
                                (212) 455-3675
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 May 11, 2005
-------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).

CUSIP No. G7885T104                    13D                   Page 2 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     CMBP II (Cayman) Ltd.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     Not applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Cayman Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          9,330,510*
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    9,330,510*
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     9,330,510*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     20.55%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     OO
________________________________________________________________________________
* The Report Person disclaims admission of such beneficial ownership as described under Item 5.

CUSIP No. G7885T104                    13D                   Page 3 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cypress Associates II (Cayman) L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     Not applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Cayman Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    0
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          9,330,510*
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    0
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    9,330,510*
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     9,330,510*
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     20.55%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     PN
________________________________________________________________________________
* The Report Person disclaims admission of such beneficial ownership as described under Item 5.

CUSIP No. G7885T104                    13D                   Page 4 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cypress Merchant B Partners II (Cayman) L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     Not applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Cayman Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    8,850,208
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    8,850,208
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     8,850,208
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     19.49%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     PN
________________________________________________________________________________
* The Report Person disclaims admission of such beneficial ownership as described under Item 5.

CUSIP No. G7885T104                    13D                   Page 5 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cypress Merchant B II-A.C.V.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     Not applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Netherlands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    376,236
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    376,236
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     376,236
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.83%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     PN
________________________________________________________________________________
* The Report Person disclaims admission of such beneficial ownership as described under Item 5.

CUSIP No. G7885T104                    13D                   Page 6 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Cypress Side-by-Side (Cayman) L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     Not applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Cayman Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    18,661
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    18,661
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     18,661
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.04%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     PN
________________________________________________________________________________
* The Report Person disclaims admission of such beneficial ownership as described under Item 5.

CUSIP No. G7885T104                    13D                   Page 7 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     55th Street Partners II (Cayman) L.P.

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS*


     Not applicable
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Cayman Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    85,405
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          0
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    85,405
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    0
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     85,405
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


     0.19%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON


     PN
________________________________________________________________________________
* The Report Person disclaims admission of such beneficial ownership as described under Item 5.

Schedule 13D                                                       Page 8 of 11

Item 1.  Security and Issuer

     This Amendment No. 1 amends and supplements the statement on Schedule 13D filed on January 7, 2005 (referred to as the "Schedule") filed jointly by CMBP II (Cayman) Ltd., a Cayman Islands exempted company ("CMBP II Ltd."), Cypress Associates II (Cayman) L.P., a Cayman Islands exempted limited partnership ("Cypress Associates II"), Cypress Merchant B Partners II (Cayman) L.P. ("CMBP II L.P."), a Cayman Islands exempted limited partnership, Cypress Merchant B II-A C.V. (formerly known as Cypress Merchant Banking II-A C.V.), a Netherlands limited partnership ("CMB II C.V."), Cypress Side-by-Side (Cayman) L.P., a Cayman Islands exempted limited partnership ("Side-by-Side"), and 55th Street Partners II (Cayman) L.P., a Cayman Islands exempted limited partnership ("55th Street" and, together with CMBP II Ltd., Cypress Associates II, CMBP II L.P., CMB II C.V. and Side-by-Side, collectively, the "Reporting Persons"), with respect to ordinary shares, par value US$ 0.01 per share (the "Ordinary Shares"), of Scottish Re Group Limited, a Cayman Islands exempted company ("Scottish Re"). Unless otherwise indicated herein, capitalized items used herein have the same meanings ascribed to them in the Schedule. Except as otherwise expressly indicated herein, the information contained in the Schedule remains in effect.

Item 5.  Interest in Securities of the Issuer

     Item 5 of the Schedule is hereby amended and supplemented as follows:

     (a) and (b). The Reporting Persons have been advised by Scottish Re, and the following disclosure assumes, that there were 45,405,272 Ordinary Shares outstanding as of May 11, 2005, after giving effect to the exercise of the Class C Warrants.

     Pursuant to the Securities Purchase, on December 31, 2004, CMBP II L.P., CMB II C.V., Side-by-Side and 55th Street acquired (i) 3,749,687, 159,405, 7,906 and 36,185 Ordinary Shares, respectively; (ii) Class C Warrants of Scottish Re to acquire 3,041,375, 129,293, 6,413 and 29,350 Ordinary Shares, respectively; and (iii) Subordinated Notes issued by Scottish Re, which as of April 7, 2005 had accreted to the aggregate amounts (including principal and interest) of US$ 39,895,937.81, US$ 1,696,049.19, US$ 84,127.36 and US$
384,998.07.

     On April 13, 2005, Scottish Re announced that, at an extraordinary general meeting of its shareholders held on April 7, 2005, its shareholders had approved amendments to Scottish Re's Articles of Association permitting the Reporting Persons to own up to 24.9% of its outstanding Ordinary Shares.
At such meeting, the shareholders also approved the issuance of Ordinary Shares to the Reporting Persons upon conversion of the Subordinated Notes. As a result, the Subordinated Notes held by CMBP II L.P., CMB II C.V., Side-by-Side and 55th Street were automatically exchanged pursuant to the terms of such Subordinated Notes for Class C Warrants to acquire an additional 2,059,146, 87,538, 4,342 and 19,870 Ordinary Shares, respectively (equivalent to the respective numbers of Ordinary Shares into which the Subordinated Notes were then convertible).
The final regulatory approval necessary to exercise the Class C Warrants to acquire Ordinary Shares was received on May 3, 2005, and, on May 11, 2005, the Class C Warrants were exercised by CMBP II L.P., CMB II C.V., Side-by-Side and 55th Street to acquire 5,100,521, 216,831, 10,755 and 49,220 Ordinary
Shares, respectively.

Schedule 13D                                                       Page 9 of 11

     After giving effect to the exercise of the Class C Warrants, CMBP II L.P., CMB II C.V., Side-by-Side and 55th Street hold 8,850,208, 376,236, 18,661 and 85,405 Ordinary Shares, respectively. The percentage of the outstanding Ordinary Shares beneficially owned by each of CMBP II L.P., CMB II C.V., Side-by-Side and 55th Street is 19.49%, 0.83%, 0.04% and 0.19%,
respectively, after giving effect to such exercise. The Reporting Persons no longer hold any Subordinated Notes or Class C Warrants.

     Each of CMBP II Ltd., the general partner of Cypress Associates II, and Cypress Associates II, the general partner or managing general partner of the Investment Partnerships, has the power to vote or to direct the vote, and to dispose or to direct the disposition, of the Ordinary Shares owned by the Investment Partnerships. As a result, each of CMBP II Ltd. and Cypress Associates II may be deemed to beneficially own the Ordinary Shares directly owned by the Investment Partnerships. The filing of this amendment to the Schedule shall not be construed as an admission that either CMBP II Ltd. or Cypress Associates II is the beneficial owner of any securities covered hereby.

     (c) None of the Reporting Persons or, to the best knowledge of each of the Reporting Persons, any other person described in Item 2 of the Schedule, has effected any transactions in the Ordinary Shares during the past 60 days, except as described herein.

     (d) No person, other than the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares referred to in this Item 5.

     (e) Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  CMBP II (CAYMAN) LTD.


                                  By:  /s/ Jeffrey P. Hughes
                                     ------------------------------------------
                                     Name:  Jeffrey P. Hughes
                                     Title: Director


                                  CYPRESS ASSOCIATES II (CAYMAN) L.P.

                                  By:  CMBP II (Cayman) Ltd., its general
                                       partner


                                       By:  /s/ Jeffrey P. Hughes
                                          -------------------------------------
                                          Name:  Jeffrey P. Hughes
                                          Title: Director


                                  CYPRESS MERCHANT B PARTNERS II (CAYMAN) L.P.

                                  By:  Cypress Associates II (Cayman) L.P.,
                                       its general partner

                                        By:  CMBP II (Cayman) Ltd., its
                                             general partner


                                             By:  /s/ Jeffrey P. Hughes
                                                -------------------------------
                                                Name:  Jeffrey P. Hughes
                                                Title: Director


                                  CYPRESS MERCHANT B II-A C.V.

                                  By: Cypress Associates II (Cayman) L.P., its managing general partner

                                       By:  CMBP II (Cayman) Ltd., its general
                                            partner


                                            By:  /s/ Jeffrey P. Hughes
                                               --------------------------------
                                               Name:  Jeffrey P. Hughes
                                               Title: Director

                                  CYPRESS SIDE-BY-SIDE CAYMAN L.P.

                                  By: Cypress Associates II (Cayman) L.P., its general partner

                                       By: CMBP II (Cayman) Ltd., its general
                                           partner


                                           By:  /s/ Jeffrey P. Hughes
                                              ---------------------------------
                                              Name:  Jeffrey P. Hughes
                                              Title: Director


                                  55TH STREET PARTNERS II (CAYMAN) L.P.

                                  By: Cypress Associates II (Cayman) L.P., its general partner

                                       By: CMBP II (Cayman) Ltd., its general
                                           partner


                                           By:  /s/ Jeffrey P. Hughes
                                              ---------------------------------
                                              Name:  Jeffrey P. Hughes
                                              Title: Director


Dated:  May 16, 2005